UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Catalyst Paper Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

14889B102

(CUSIP Number)

Mudrick Capital Management, L.P.

527 Madison Avenue, 6th Floor

New York, NY 10022

Copies to:

Leor Landa, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Telephone: (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Mudrick Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,860,473
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,860,473
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,473
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Percentage calculated based on 14,527,571 total outstanding shares of the common stock of the Issuer.

1.	NAME OF REPORTING PERSON Jason Mudrick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,860,473
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,860,473
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,473
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Percentage calculated based on 14,527,571 total outstanding shares of the common stock of the Issuer.

This Amendment No. 7 amends the Schedule 13D originally filed on February 2, 2016, as amended (this “Schedule 13D”), and is filed by Mudrick Capital Management, L.P., for and behalf of itself and Jason Mudrick (together, the “Reporting Persons”) with respect to the shares of the common stock (the “Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”), with principal executive offices at 3600 Lysander Lane, 2nd Floor, Richmond, British Colombia, Canada V7B 1C3.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following at the end thereof:

On October 30, 2016, certain funds and entities managed or controlled by Oaktree Capital Management, L.P. (“Oaktree”), Mudrick Capital Management, L.P. (“Mudrick”), as investment manager to certain of its clients, and Cyrus Capital Partners, L.P. (“Cyrus”), as investment manager to certain of its managed funds, and the Issuer entered into the Alternative Recapitalization Support Agreement attached hereto as Exhibit 99.6 (the “Alternative Recapitalization Support Agreement”), which Alternative Recapitalization Support Agreement sets forth certain terms with respect to (i) the previously disclosed proposed exchange of the Notes (including any accrued and unpaid interest on the Notes up to and including November 1, 2016), (ii) interest accruing on the Notes in respect of the period following November 1, 2016 being deferred and, on the Closing Date (as defined in the Alternative Recapitalization Support Agreement), paid in-kind on a dollar-for-dollar basis in the form of additional principal of the US$135 million in principal amount of interests in a new loan described in subsection (A), above (the “Refinanced Loan”) and (iii) subject to applicable regulatory constraints, the possibility that certain shareholders other than Cyrus, Mudrick and Oaktree will be asked to vote whether to approve the previously disclosed Take-Private transaction, which transactions (or any of them), if consummated, would have one or more of the results specified in clauses (a) through (j) of Item 4. The transactions contemplated in the Alternative Recapitalization Support Agreement are subject to a number of material conditions and there can be no assurance that the execution of the Alternative Recapitalization Support Agreement will result in the consummation of one or more transactions on the terms set forth in the Alternative Recapitalization Support Agreement or at all. The description of the Alternative Recapitalization Support Agreement contained in this response to Item 4 is qualified in its entirety by reference to the terms of such agreement, which are incorporated herein by reference.

The Reporting Persons and the Issuer have also been and continue to be in discussions with KGI in connection with the previously disclosed KGI Acquisition.  If and when an agreement between the Issuer and KGI is reached, it is expected that the transactions contemplated in the Alternative Recapitalization Support Agreement would become an alternative to the KGI Acquisition and would only be implemented in the event that the KGI Acquisition was not completed. There can be no assurance that definitive documentation with respect to the KGI Acquisition will be entered into and, if it is, that the KGI Acquisition will be consummated on the terms summarized above and in the Reporting Person’s prior reports, or at all.

Item 7. Material to be Filed as Exhibits.

The following document is filed as an exhibit:

Exhibit No.	Description

99.6	The Alternative Recapitalization Support Agreement, dated as of October 30, 2016, by and among Catalyst Paper Corporation and the other signatories thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUDRICK CAPITAL MANAGEMENT, L.P.

October 31, 2016
(Date)

/s/ Trevor Wiessman
(Signature)

Trevor Wiessmann, General Counsel & Chief Compliance Officer
(Name/Title)

JASON MUDRICK

October 31, 2016
(Date)

/s/ JASON MUDRICK
(Signature)

Exhibit No.	Description

99.6	The Alternative Recapitalization Support Agreement, dated as of October 30, 2016, by and among Catalyst Paper Corporation and the other signatories thereto.